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December 11, 2020

CONFIDENTIAL

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo, Legal Branch Chief
Stephen Krikorian, Accounting Branch Chief
Mitchell Austin, Staff Attorney
Laura Veator, Staff Accountant

Re:	Motorsport Gaming US LLC
Amendment No. 2 to Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”)
Submitted November 24, 2020
CIK No. 0001821175

Dear Ladies and Gentlemen:

On behalf of Motorsport Gaming US LLC (the “Company”), enclosed is a copy of Confidential Draft Submission No. 4 to the above-referenced Registration Statement (“Draft Submission No. 4”), as confidentially submitted with the U.S. Securities and Exchange Commission (the “Commission”) on the date hereof. For your convenience, we are also delivering to you a copy of Draft Submission No. 4 marked to show changes from Confidential Draft Submission No. 3 to the above-referenced Registration Statement submitted to the Commission on November 24, 2020.

The changes reflected in Draft Submission No. 4 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated December 9, 2020 (the “Comment Letter”). Draft Submission No. 4 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in Draft Submission No. 4. All references to page numbers in the Company’s responses below correspond to the page numbers in Draft Submission No. 4.

Amendment No. 2 to Draft Registration Statement on Form S-1

Results of Operations

Revenue, page 58

1.	Please separately disclose and analyze the amount of revenue recognized from the sale of extra content for each reporting period presented.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 58 and 61 in Draft Submission No. 4 in accordance with the Staff’s comment to include a discussion of the amount of revenue recognized from the sale of extra content for each reporting period presented.

Business

Strategic Licenses and Partnerships

NASCAR, page 79

2.	In certain locations, you state that you have an exclusive license to be the official video game developer and publisher for NASCAR. Here, you more specifically note that you have the exclusive right, subject to certain exceptions, to develop, promote, advertise, distribute, manufacture and package simulation-style video game products. Please revise to briefly summarize the exceptions to your exclusive right and define “simulation-style video game products.”

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 79 in Draft Submission No. 4 in accordance with the Staff’s comment to expand the discussion of the Company’s exclusive license rights relating to NASCAR, including adding a brief summary of the exceptions to the Company’s exclusive license rights and to further explain the meaning of “simulation-style video gaming products.”

Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2020 and 2019

Unaudited Consolidated Statements of Changes in Member’s Equity for the Nine Months Ended September 30, 2020 and 2019, page F-4

3.	Please clarify how your purchase of the 26.2% interest in 704Games for $1,200,000 was allocated among Members’ Deficiency Attributable to Motorsport Gaming US LLC and Noncontrolling interest. Refer to the authoritative accounting literature upon which you have relied.

Response:

The Company respectfully acknowledges the Staff’s comment regarding how its purchase of the 26.2% interest in 704Games for $1,200,000 was allocated among Members’ Deficiency Attributable to Motorsport Gaming US LLC and noncontrolling interest. Given that control was maintained by the Company, the Company relied upon ASC 810-10-45-23 in accounting for the transaction and, as a result, accounted for the transaction as an equity transaction and recognized the $927,102 difference between the fair value of the consideration paid of $1,200,000 and the carrying value of the noncontrolling interest acquired of $2,127,102 as a credit to members’ deficiency attributable to Motorsport Gaming US LLC.

Notes to Unaudited Consolidated Financial Statements

Note 3 - Intangible Assets, page F-11

4.	Your disclosure on page 80 states that you entered into a licensing agreement with Epic Games International on August 11, 2020 requiring you to pay a license fee, royalties and support fees. Please clarify your accounting for this license agreement, including any license fee payments made. Please also revise your disclosure to describe the terms of the agreement, including the future payments you are required to make under the agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page F-11 in Draft Submission No. 4 in accordance with the Staff’s comment to clarify the Company’s accounting for the license agreement as well as to qualitatively describe the terms of the agreement and future payments that the Company is required to make under the agreement. The Company advises the Staff that the initial license fee and the support fees paid pursuant to the agreement were not material in their amounts. Additionally, the Company does not expect any future supplemental license fees pursuant to the agreement, if any, to be material in their amounts.

Consolidated Financial Statements for the Years Ended December 31, 2019 and 2018

Notes to Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page F-23

5.	Please clarify your ownership percentage interest in each of your subsidiaries disclosed in Note 1. Also, please supplementally provide us with your calculation of net income attributable to non-controlling interests for each period presented clarifying how profits and losses are allocated to the non-controlling interests based on ownership percentages.

Response:

The Company respectfully acknowledges the Staff’s comment regarding its ownership percentage interest in each of its subsidiaries disclosed in Note 1 and has summarized such information as follows:

●	704Games Company – 53.5% at August 14, 2018; 79.7% at August 18, 2020, 82.2% at October 6, 2020 (see disclosure on pages F-12, F-16 and F-31)
○ Racing Pro League, LLC – Subsidiary of 704Games – 50%

●	MS Gaming Development LLC – 100%

●	Motorsport Games Limited – 100%

In addition, the Company has supplementally provided the Staff in Exhibit A hereto with its calculation of net income attributable to non-controlling interests for each period presented that serves to clarify how profits and losses are allocated to the non-controlling interests based on ownership percentages.

* * *

If you have any additional questions or comments, please feel free to contact me directly at (714) 427-7442 (email: spavluk@swlaw.com) with any questions.

Very truly yours,

/s/ Serge Pavluk
Serge Pavluk
of Snell & Wilmer L.L.P.

cc:	Dmitry Kozko, Chief Executive Officer, Motorsport Gaming US LLC
Jonathan New, Chief Financial Officer, Motorsport Gaming US LLC
Kevin Zen, Esq., Snell & Wilmer L.L.P.
Ben A. Stacke, Esq., Faegre Drinker Biddle & Reath LLP

EXHIBIT A

Subsidiary	Date Formed/ Acquired	704Games Ownership Interest	Motorsport Gaming US LLC Ownership Interest	Non-Controlling Ownership Interest
704Games Company	8/14/2018	n/a	53.5%	46.5%
Racing Pro League, LLC	2/18/2019	50.0%	26.8%	73.3%

	For the Year Ended December 31, 2019			For the Period From August 15, 2018 to December 31, 2018
Entity	Net (Loss) Income	Less: Net (loss) income attributable to noncontrolling interest	Net (Loss) Income Attributable to Motorsport Gaming US, LLC	Net (Loss) Income	Less: Net (loss) income attributable to noncontrolling interest	Net (Loss) Income Attributable to Motorsport Gaming US, LLC
704Games Company	$(4,343,645)	$(2,019,795)	$(2,323,850)	$1,848,303	$859,461	$988,842
Racing Pro League, LLC	(343,246)	(251,428)	(91,818)	-	-	-
Other	(1,068,673)	-	(1,068,673)	(489,050)	-	(489,050)
As Recomputed	(5,755,564)	(2,271,223)	(3,484,341)	1,359,253	859,461	499,792
As Reported	(5,755,564)	(2,191,418)	(3,564,146)	1,359,253	859,461	499,792
Dollar Difference	$-	$79,805	$(79,805)	$-	$-	$-
Percentage Difference	0%	-4%	2%	0%	0%	0%
		[1 ]	[1 ]

[1]	The Company concluded that the effect of the difference as compared to the amounts reported in its financial statements was not material and, a result, did not make an adjustment to its previously issued financial statements.